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                                                                   EXHIBIT(e)(5)

                           LEASE RESOLUTION AGREEMENT

     WHEREAS, in December 1993, Harcourt General, Inc. ("Harcourt") formed GC Companies, Inc. ("GC") to hold the stock of all of Harcourt's subsidiaries engaged in the operation of movie theatres, and distributed all of the shares of GC to the stockholders of Harcourt (the "Spinoff");

     WHEREAS, prior to the Spinoff, Harcourt had entered into a number of leases related to its theatre operations, or guaranteed such leases entered into by certain of its subsidiaries (all such leases as described on Exhibit A attached hereto referred to herein as "Leases");

     WHEREAS, both before and after the Spinoff, certain of the Leases were assigned to third-party operators;

     WHEREAS, Harcourt continues to be liable for obligations arising out of the Leases (all such obligations of Harcourt in respect of Leases, other than obligations arising out of renewals or extensions thereof, herein referred to as "Obligations");

     WHEREAS, GC has defaulted in the payment or performance of its obligations in respect of certain of the Leases, and may reject certain Leases following the commencement on October 11, 2000 of a case under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 case");

     WHEREAS, the Board of Directors of Harcourt has solicited certain parties (the "potential bidders") to submit proposals for a sale of Harcourt or stock for stock business combination involving substantially all the equity of Harcourt, subject to Board approval (a "Harcourt Transaction");

     WHEREAS, Richard A. Smith and his sister, Nancy Lurie Marks (the "Principal Stockholders"), are prepared to facilitate a potential Harcourt Transaction if that would be in their best interests and in the best interests of all Harcourt stockholders;

     WHEREAS, the parties hereto wish to mitigate concern, to the extent that potential bidders may feel such concern, with respect to the Obligations; and

     WHEREAS, the Principal Stockholders believe that they can accomplish the aforementioned objective by reaching agreement with Harcourt on the terms set forth below;

     NOW, THEREFORE, in consideration of the foregoing, the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     1. Management of Claims and Retention of Expert.

     (a) As to Leases on which GC has ceased or will cease to pay its obligations, Harcourt will

          (i) acting through the Agent, take such action with respect to mitigating the amount of the Obligations thereunder as it deems appropriate, giving due consideration to such actions as paying such Obligations as they come due; exercising any buyout rights contained in the underlying Leases; negotiating lump-sum payments in lieu of paying such Obligations over the terms of the applicable Leases; arranging for theatres which are the subject of such Leases to continue to be operated; negotiating and funding construction costs in connection with new leases for replacement tenants or other proposals for mitigation or settlement with landlords; arranging for assignments and sublets; and such other actions as may be available and deemed appropriate under the circumstances; and

          (ii) pursue its claims against GC in the Chapter 11 case, and use its best efforts to maximize its recovery from GC under the Amended and Restated Reimbursement and Security Agreement, dated as of January 22, 1999, between Harcourt and GC, or under its rights of subrogation as guarantor or co-obligor of Leases.
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     (b) If Harcourt's Net Loss (as defined in paragraph 2 below) exceeds $90 million, then on the date (the "Switchover Date") on which Harcourt certifies (or would be required to certify) the amount of such Loss to the Principal Stockholders, using the notification procedures set forth in paragraph 5 below, an entity to be formed, owned and controlled by the Principal Stockholders, and designated in a notice to be given to Harcourt prior to the Switchover Date (the "Lease Resolution Company"), shall be retained by Harcourt as its exclusive agent with a full delegation of authority from Harcourt in performing the activities described in clause (i) of subparagraph (a) above for the remainder of the Term (as defined in paragraph 7 below) or until the Second Switchover Date (as defined below), whichever is earlier. The Lease Resolution Company shall not include "Harcourt" in its name. Harcourt shall provide sufficient cash for the Lease Resolution Company to make such payments and perform such activities on Harcourt's behalf as the Lease Resolution Company shall deem necessary or appropriate to mitigate or pay the amount of the Obligations and to pay the reasonable expenses of its operations, including attorneys' fees, at such times as such cash is required, within five business days of invoicing (which shall not take place more frequently than monthly); notwithstanding the activities undertaken by the Lease Resolution Company, neither it nor the Principal Stockholders shall thereby become responsible for payment of the Obligations and Harcourt shall indemnify the Lease Resolution Company and the Principal Stockholders against any liability to pay the Obligations (other than through reduction of the accreted amount of principal and interest due on the Notes to the extent provided in paragraph 2 below). If and when the accreted amount of the Contingent Payment Notes referred to in paragraph 2 below is reduced to zero, then on such date (the "Second Switchover Date") Harcourt shall replace the Lease Resolution Company and resume performing the aforementioned activities directly.

     (c) With the approval of the Principal Stockholders, Harcourt has retained the joint venture formed by DJM Asset Management and W/S Discount Acquisition II LLC (the "Agent"), to act on behalf of itself and, if the Switchover Date shall occur, the Lease Resolution Company, for the sole purpose of seeking to mitigate Harcourt's liability to pay the Obligations by carrying out the activities set forth in clause (i) of subparagraph (a) above. A copy of the agreement pursuant to which the Agent has been engaged for a period of three years (the "Agency Agreement") is attached hereto as Exhibit B. In the event the Agency Agreement is not renewed after three years, another organization will be retained by mutual agreement of the parties, on terms substantially the same as contained in the Agency Agreement. If the parties are unable to agree on such successor organization, they will utilize the dispute resolution procedures set forth in paragraph 5 below to retain such successor. Any successor and any agreement pursuant to which such successor will act are herein included in the terms "Agent" and "Agency Agreement" as the context requires.

     (d) Notwithstanding the foregoing provisions of this paragraph 1:

          (i) Harcourt shall continue to pursue its claims in the Chapter 11 case, employing legal advisors of its own choosing.

          (ii) The Principal Stockholders and their immediate family members shall have the right to prior review with, and input to, representatives of Harcourt and the Agent as to specific activities proposed to be undertaken by Harcourt and/or the Agent on behalf of Harcourt to mitigate and/or pay the Obligations in accordance with clause (i) of subparagraph (a) above; at any time that the Lease Resolution Company is performing such activities, representatives of Harcourt shall have the same rights to prior review and input with the Principal Stockholders, the Lease Resolution Company and the Agent. In any such case, however, the party having responsibility to engage in such mitigation efforts shall be free, after due consideration, to take such actions as it deems to be in its best interest, notwithstanding the consultation rights described herein.

          (iii) At no time shall Harcourt or the Lease Resolution Company replace the Agent or amend the Agency Agreement without the approval of the other, except that such party may extend the term thereof on such economic terms as it deems reasonable under the circumstances then existing.

          (iv) Neither the Lease Resolution Company nor the Agent shall take any action other than those actions contemplated herein (and, in the case of the Agent, such actions as are specifically contemplated by the Agency Agreement), and neither the Principal Stockholders nor the Lease Resolution Company

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     shall make any public statements concerning the Obligations or matters relating to the Obligations without Harcourt's approval.

     2. Accounting for Loss. As used herein, the term "Harcourt Net Loss" as of any date means an amount equal to (i) the present value of the total net pro-forma after-tax costs and expenses incurred by Harcourt (and not previously absorbed by the Principal Stockholders through a reduction, in whole or in part, of the principal and interest on the Contingent Payment Notes referred to below) in making payments and settling or discharging the claims of lessors attributable to the Obligations (as well as the fees and reasonable expenses of Harcourt, its legal advisors acting on Harcourt's behalf in the Chapter 11 case, and the Agent) for each month subsequent to September 30, 2000, discounted back to October 1, 2000 at the annual rate of 10%, compounded monthly, less (ii) the present value of the amount of Mitigation Receipts, if any, received each such month by Harcourt (and not used to restore any amounts which may previously have been the subject of reduction of the Notes, as provided in paragraph 3 below), discounted back to October 1, 2000 at the same compound annual interest rate. For purposes of the present value calculations to be performed hereunder, all payments, costs, settlements and receipts shall be considered as occurring on the last day of the calendar month in which such amount is paid or received, as the case may be. Notwithstanding the foregoing, if Harcourt, against the advice of the Agent, declines to engage in or defend litigation recommended by the Agent with respect to a Lease for reasons other than a good faith disagreement as to the economic risks and benefits of the litigation, then the costs and expenses incurred by Harcourt as used herein for purposes of calculating the Harcourt Net Loss with respect to the Obligations under that Lease shall be no more than 80% of such Obligations. The term "Mitigation Receipts" means any net pro-forma after-tax amounts received in mitigation of Obligations, including without limitation amounts recovered from GC in the Chapter 11 case and any other benefits achieved through actions taken as described in paragraph 1(a) above. In the event Harcourt's recovery in the Chapter 11 case consists, in whole or in part, of shares of stock or other units of ownership of GC, issued in satisfaction of all or a portion of Harcourt's claims, and such shares are sold in accordance with paragraph 6 below, each such share or unit shall be valued based on the net proceeds, after pro-forma taxes and payment of commissions, from the sale of such shares or units. In the event such shares or units are not of, or convertible into or exchangeable for, a class which is publicly traded, and shall not be sold during the period specified in paragraph 6 below, such shares or units shall be valued as agreed upon by Harcourt and the Principal Stockholders or, if they are unable to agree, they shall be valued by resort to the mediation and/or arbitration procedures described in paragraph 5 below. The terms "pro-forma taxes" and "pro-forma after-tax" refer to the benefit obtained by giving effect to deductions for federal and state income taxes, or, in the case of any gain or loss recognized on the receipt or sale of shares or units of GC which may be received by Harcourt as described above, after giving effect to taxes assumed to have been paid on such gain or to such deductions obtained as a result of such loss, on the further assumption that Harcourt at all times is subject to and benefits from deductions at a marginal combined federal and state income tax rate of 40%.

     3. Share Redemption and Contingent Payment Notes. On the date of the closing of the Harcourt Transaction (the "Commencement Date"), and as part of the Harcourt Transaction, Harcourt shall repurchase from the Principal Stockholders or entities designated by the Principal Stockholders (and references herein to the Principal Stockholders shall also include such designated entities, where appropriate), in such proportions as the Principal Stockholders shall specify in a notice to Harcourt, that number of shares equal to the quotient obtained by dividing $50 million by the price per share paid to the holders of Common Stock in the Harcourt Transaction. In the event that the consideration to be paid to the holders of Harcourt Common Stock in the Harcourt Transaction is other than solely in cash, the value of such consideration for purposes of the prior sentence shall be as mutually agreed by Harcourt and the Principal Stockholders, or, if they are unable to agree, such consideration shall be valued by resort to the mediation and/or arbitration procedures described in paragraph 5 below. In payment for the shares so repurchased, Harcourt shall issue to the Principal Stockholders Contingent Payment Notes (the "Notes"), dated the Commencement Date, in the aggregate principal amount of $50 million, accruing interest at the rate of 8%, compounded monthly, maturing and payable in cash on the Expiration Date set forth in paragraph 7 below, and in the form attached hereto as Exhibit C. Interest on the Notes shall be accumulated over the term of the Notes and (except to the extent, if any, reductions shall have been made as set forth below) shall be paid at maturity.
To the extent that the Harcourt Net Loss exceeds $100 million, the accreted amount of principal and interest then due on the Notes
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shall be reduced in an aggregate amount equal to the lesser of (a) the amount of such excess and (b) the accreted amount of principal and interest then due on the Notes. If the Harcourt Net Loss shall exceed $100 million, Mitigation Receipts shall be applied first to reduce the cumulative Harcourt Net Loss to $100 million, and then to restore to the accreted amount then due on the Notes the amount that would have been due if no previous reduction had occurred, with the remaining Mitigation Receipts, if any, retained by Harcourt and applied to reduce the Harcourt Net Loss to an amount below $100 million. In no event shall the Principal Stockholders have any liability under or with respect to this Agreement except for the reductions in the accreted amount of principal and interest due on the Notes as provided herein.

     4. Prepayment of Notes. The Notes shall provide for prepayment if, and in the amount by which, on the last day of any calendar quarter commencing with the fourth calendar quarter of 2005, the then-accreted amount of principal and interest on the Notes plus the amount, if any, by which the cumulative Harcourt Net Loss as of the end of such calendar quarter is less than $100 million (the "Prepayment Numerator") shall exceed 110% of the additional Harcourt Net Loss that would result if all then-remaining Obligations were paid by Harcourt (the "Prepayment Denominator"). In such event, Harcourt shall include with the report specified in paragraph 5 below for such calendar quarter a check drawn in the amount of such excess, payable to the Principal Stockholders, as their interests shall appear, in immediately payable funds.

     5. Notification Procedures. Within 45 days following December 31, 2000, and within 45 days following the end of each calendar quarter thereafter during the Term (as defined in paragraph 7 below), Harcourt shall prepare a report as of the period then ended, certifying to the Principal Stockholders the amounts of Harcourt Net Loss and Mitigation Receipts calculated for such period and for the period from October 1, 2000 through the end of such calendar quarter, and, if indicated, the aggregate amounts by which the Notes should be reduced (or the aggregate amounts by which any previous reductions should be restored) in accordance with the provisions of paragraph 3 above. Commencing with the fourth calendar quarter of 2005, Harcourt shall also certify to the Principal Stockholders the amounts of the Prepayment Numerator and the Prepayment Denominator, as well as the aggregate amount of prepayments, if any, due to be paid to the Principal Stockholders in accordance with paragraph 4 above.

     If the Principal Stockholders dispute the calculations made pursuant to this paragraph 5, they shall notify Harcourt of the basis of their objection and the parties shall seek to resolve the dispute, within 30 days of the date on which such notification is given, by good faith negotiation, failing which the dispute will be submitted to a firm experienced in mediation and arbitration, to be selected by the mutual agreement of the parties within 15 days after such 30-day period, for non-binding mediation in Boston, Massachusetts. If complete agreement cannot be reached within 30 days of submission to mediation, any outstanding issues will be submitted to such firm for final and binding arbitration in Boston, Massachusetts, pursuant to such firm's arbitration rules and the United States Arbitration Act, 9 U.S.C. Sec. 1-16. Similarly, if the parties are unable to agree on the value of any non-public shares or units of equity ownership of GC received by Harcourt in satisfaction of its claims in the Chapter 11 case, as set forth in paragraph 2 above, or on a successor Agent, as provided in paragraph 1(c) above, or on the value of any non-cash consideration that may be paid in the Harcourt Transaction, as contemplated in paragraph 3 above, or on the value of Obligations remaining outstanding on the Expiration Date, as provided in paragraph 7 below, they shall submit their disagreement to the mediation and/or arbitration procedures set forth above. The fees and expenses of such firm charged in connection with such mediation and/or arbitration shall be borne equally by Harcourt and the Principal Stockholders. Any award rendered in arbitration by such firm shall be enforceable in any court in the Commonwealth of Massachusetts having jurisdiction to accept and enforce such award, and judgment upon such award may be entered by such court and shall thereupon be unappealable.

     6. Treatment of GC Equity Interests. If Harcourt receives shares of stock or other units of equity ownership in GC in satisfaction, whether in whole or in part, of the claims it shall assert in the Chapter 11 case, and if such shares or units are of a class, or convertible into or exchangeable for, a class which is publicly traded, Harcourt shall use its reasonable efforts, consistent with Harcourt's fiduciary obligations and with any securities law restrictions that may apply, to sell such shares or units within one year of its receipt thereof, giving effect to the amount and value of such shares or units as well as to then-existing market conditions. Notwithstanding the foregoing, Harcourt will not knowingly sell such shares or units to a person that has filed,
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or whose purchase of such shares or units would require the filing of, a
Schedule 13D with the Securities and Exchange Commission, reporting a purpose to acquire such shares or units as part of a plan or purpose which relates to or would result in one or more of the events described in paragraph (a), (d) or (j) of Item 4 (Purpose of Transaction) of Schedule 13D, except that Harcourt shall be free to sell such shares or units in response to a tender offer or exchange offer made available to all the holders of the stock of GC or a merger approved by the Board of Directors of GC. The aggregate of the pro-forma after-tax net proceeds Harcourt shall receive from the sale of such shares or units shall be included in determining Mitigation Receipts for purposes of paragraph 2 above on the date such shares or units are sold or the valuation is determined pursuant to paragraph 5 above.

     7. Term and Final Payment. The term of this Agreement (the "Term") shall commence on the date hereof and shall continue through the date on which the Obligations shall have been paid or otherwise expired, or the tenth anniversary of the date hereof, whichever is earlier (the "Expiration Date"), provided that the Principal Stockholders shall not be obligated hereunder until the Commencement Date. If the Commencement Date has not occurred by December 31, 2001, then this Agreement shall be terminated without liability to either party.

     At least 90 days prior to the Expiration Date, Harcourt and the Principal Stockholders shall attempt to agree on the value of the additional Harcourt Net Loss in excess of a cumulative $100 million Harcourt Net Loss that Harcourt is likely to be required to pay as a result of the then-remaining Obligations; an amount equal to such agreed-upon value shall be deducted from the then-accreted amount of principal and interest payable on the Notes, and the balance of such accreted amount of principal and interest shall be paid on the Expiration Date. If Harcourt and the Principal Stockholders are unable to agree on such value, they shall submit their disagreement to be resolved through the dispute resolution process set forth in paragraph 5 above.

     8. Notices. Any notice, demand or other communication required pursuant to this Agreement shall be given in writing and shall be effective when delivered in person or upon receipt if sent by United States mail, postage prepaid, registered or certified, or by confirmed facsimile transmission, addressed to the recipient at the address specified below for such communications, or at such other address as such party shall have specified to the other in a written notice sent in accordance with the provisions of this paragraph 8.

     To Harcourt:   Harcourt General, Inc.
                    Attn: Secretary
                    27 Boylston Street
                    Chestnut Hill, MA 02467
                    fax: 617-278-5567

     To the Principal
     Stockholders:  c/o Mark Balk
                    Goulston & Storrs
                    400 Atlantic Avenue
                    Boston, MA 02110
                    fax: 617-574-4112

     9. Entire Agreement. This Agreement and the Notes together constitute the entire agreement between the parties and supersede all prior communications, agreements and understandings, written or oral, with respect to the subject matter of this Agreement.

     10. Amendments. This Agreement may be amended only by a written instrument signed by Harcourt and each of the Principal Stockholders.

     11. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

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     12. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

     13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives.

     14. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without regard to principles of conflict of laws.

     IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by Harcourt, by its duly authorized representative, and by the Principal Stockholders, as of October 27, 2000.

                                          HARCOURT GENERAL, INC.

                                          By       /s/ ERIC P. GELLER
                                            ------------------------------------
                                             Senior Vice President and General
                                                           Counsel

                                                 /s/ RICHARD A. SMITH
                                          --------------------------------------
                                                     Richard A. Smith

                                                 /s/ NANCY LURIE MARKS
                                          --------------------------------------
                                                    Nancy Lurie Marks

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